

November 24, 2014

Via E-mail
Dale E. Williams
Chief Financial Officer
Tempur Sealy International, Inc.
1000 Tempur Way
Lexington, KY 40511

> **Re:** **Tempur Sealy International, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed February 21, 2014**
> **Form 10-Q for the period ended September 30, 2014**
> **Filed November 7, 2014**
> **File No. 1-31922**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity and Capital Resources, page 45

1.   We note your disclosures on page 49 regarding foreign cash repatriated during the year ended December 31, 2013. In light of the Company's significant borrowings, please tell us and revise your future filings to clarify the extent to which you plan to use both domestic and foreign earnings to service your debt. If you anticipate repatriating undistributed earnings of your foreign subsidiaries to service debt or for any other purposes, please show us how you will revise your future filings to include a statement that you would need to accrue and pay taxes on those foreign earnings if repatriated. If

Dale E. Williams
Tempur Sealy International, Inc.
November 24, 2014
Page 2

you do not intend to repatriate, please revise your future filings to disclose that
expectation.

Form 10-Q for the period ended September 30, 2014

Condensed Consolidated Financial Statements

(13) Commitments and Contingencies, page 24

2.   Please supplementally tell us if there has been any update to the appraisal action which
        commenced in June 2013. If it is reasonably possible that a loss may have been incurred,
        please revise your future filings to disclose the estimated possible loss or range of loss or
        state that such an estimate cannot be made. Refer to paragraphs 3 and 4 of ASC 450-20-
        50.

(17) Business Segment Information, page 29

3.   You disclose here and in your MD&A that following the Sealy acquisition, you
        consolidated certain Sealy corporate functions with your corporate functions and that the
        operating expenses of those corporate functions are now included in the Tempur North
        America segment. Please show us how you will revise your financial statement footnote
        disclosures and MD&A in future filings to more clearly explain how this change affected
        the comparability of your segment operating results. For example, please describe the
        time period during which this change was made and quantify the impact this change had
        upon operating income and operating margin for both of the affected segments for all
        periods presented.

Management's Discussion and Analysis…, page 40

Consolidated Summary – Net sales and gross profit, page 46

4.   You disclose in several places throughout your filing (including page 46) that the Sealy
        segment operates at a lower gross margin than your other two segments and thus your
        consolidated gross margins have been negatively impacted as Sealy's net sales have
        increased as a percentage of net sales. Please show us how you will revise your future
        filings to disclose the extent to which you expect this trend to continue and explain the
        specific business reasons why the Sealy segment operates at a lower gross margin than
        your other segments.

Consolidated Summary – Operating income, page 48

5.   We note that integration expenses were $18 million during the nine months ended
        September 30, 2013 and $23.3 million during the nine months ended September 30,
        2014. Please show us how you will revise your future filings to more clearly explain

what types of costs are included in this line item. Please also show us how you will revise your future filings to quantify the extent to which you expect to incur additional integration costs as well as the time period over which you expect these costs to continue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief